FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing the delisting of Banco de Chile shares from the Mercado de Valores Latinoamericanos (“Latibex”).

Santiago, October 17, 2013

Mr.

Raphael Bergoeing Vela

Superintendent of Banks and Financial Institutions

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of that Superintendency I hereby inform, as Essential Information, that the Board of Directors of Latibex (“Consejo de Administración de Bolsas y Mercados Españoles Sistemas de Negociación, S.A.”), within its authority pursuant to the Regulations of the Mercado de Valores Latinoamericanos (“Latibex”), and based on Banco de Chile’s request, has resolved to exclude the negotiation of Banco de Chile issued shares from the “Mercado de Valores Latinoamericanos (“Latibex”)”, effective October 18, 2013.

All the supporting documentation filled by Banco de Chile is publicly available at the website of Latibex (www.latibex.com) and on our website (www.bancochile.cl).

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2013

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO